NO ACT

DC AC
8-11-09

Act: 1934
Section:
Rule: 12h-3
Public Availability: 8/12/2009

[redacted]

09012312

August 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DATATRAK International, Inc.
Incoming letter dated August 11, 2009

Based on the facts presented, the Division will not object if DATATRAK stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended June 30, 2009. In reaching this position, we note that DATATRAK has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8 and that those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, DATATRAK will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended June 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jan Woo
Attorney-Adviser

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2009

Mail Stop 4546

Arthur C. Hall III
Calfee, Halter & Griswold LLP
1400 KeyBank Center
800 Superior Avenue
Cleveland, Ohio 44114-2688

Re: DATATRAK International Inc.

Dear Mr. Hall:

In regard to your letter of August 11, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

CALFEE

ahall@calfee.com
216.622.8667 Direct

Calfee, Halter & Griswold LLP
Attorneys at Law

1400 KeyBank Center
800 Superior Avenue
Cleveland, Ohio 44114-2688
216.622.8200 Phone
216.241.0816 Fax
www.calfee.com

**Request Pertains to Rule 12h-3
under the Securities Exchange Act of 1934**

August 11, 2009

Via Email (cfletters@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: DATATRAK International, Inc.
(Commission File No. 001-33688)

Ladies and Gentlemen:

On behalf of DATATRAK International, Inc., an Ohio corporation ("DATATRAK" or the "Company"), we request that the Staff of the Division of Corporation Finance (the "Staff") confirm that it concurs with the Company's view that the effectiveness of the Company's registration statements on Forms S-3 and S-8 during the fiscal year ending December 31, 2009, will not preclude the Company from using Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend the Company's obligation to file current and periodic reports under Section 15(d) of the Exchange Act, for the fiscal year in which the Company's registration statements either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act").

Background

DATATRAK is a technology and services company focused on computer-based solutions for the clinical trials industry, and has been a reporting company under the Exchange Act since 1996. The Company is current in all of its reports through the date of this correspondence. DATATRAK's fiscal year ends on December 31.

From June 11, 1996 until June 4, 2009, the Company's common shares, without par value (the "Common Shares"), were traded on the NASDAQ Stock Market ("Nasdaq"). As a result of its trading on Nasdaq, since August 1, 2006, the Company's Common Shares were registered under Section 12(b) of the Exchange Act. The Common Shares did not at any time trade on any other national securities exchange.

The Company's 1997 preferred share purchase rights (the "1997 Rights"), which have since expired, were also registered under Section 12(g) of the Exchange Act. The Common Shares and the 1997 Rights constitute the only securities of the Company registered or required to be registered under Section 12 of the Exchange Act.[1] DATATRAK has issued no class of securities other than the Common Shares which are subject to the requirements of Section 15(d) of the Exchange Act.[2] The Company has no debt securities outstanding.

On June 4, 2009, Nasdaq suspended trading of the Common Shares and notified the Company that the Common Shares would be delisted following completion of Nasdaq's standard internal administrative processes. The Common Shares are now quoted on the Pink OTC Markets under the symbol "DATA.PK." On July 28, 2009, Nasdaq filed an application on Form 25 with the Commission to remove the Common Shares from listing on Nasdaq and to withdraw the Common Shares from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(b) thereunder. Pursuant to Rule 12d2-2(d)(1), the application on Form 25 became effective with respect to the delisting of the Common Shares on August 7, 2009. Pursuant to Rule 12d2-2(d)(2), the application on Form 25 to withdraw the registration of the Common Shares is expected to become effective on October 26, 2009, which is 90 days after the Form 25 was filed with the Commission. However, under Rule 12d2-2(d)(5), the Company's duty to file any reports under Section 13(a) solely because of the registration of the Common Shares under

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[1] Following the expiration of the 1997 Rights, the Company filed a Form 8-A to register its 2007 preferred share purchase rights (the "2007 Rights") under Section 12(b) of the Exchange Act. Registration is effective under Section 12(b) thirty days after the national securities exchange submits a certification concerning the subject company's Form 8-A to the Commission. However, Nasdaq did not submit the required certification for the 2007 Rights. Nasdaq has advised the Company that this is their standard practice, because Nasdaq does not treat preferred share purchase rights as a separate and distinct security until such time as a distribution occurs pursuant to the terms of a shareholder rights plan. As a result, absent a specific request by the issuer, Nasdaq does not automatically certify preferred share purchase rights underlying a shareholder rights plan under Section 12(b). Consequently, the registration statement that the Company filed with respect to the 2007 Rights under Section 12(b) did not become effective, and therefore the 2007 Rights are not registered under Section 12 of the Exchange Act. Furthermore, because the 2007 Rights were never registered under the Securities Act, the Company is not subject to a reporting obligation under Section 15(d) of the Exchange Act with respect to the 2007 Rights. As a result of the foregoing, the 2007 Rights will not be included in the Company's Form 15 filing.

[2] The 1997 Rights were previously subject to the requirements of Section 15(d) of the Exchange Act since they were registered on an effective registration statement under the Securities Act. The Company has no ongoing reporting obligations under Section 15(d) of the Exchange Act with respect to the 1997 Rights as a result of the expiration of the 1997 Rights in accordance with their terms in September 2007.

Section 12(b) of the Exchange Act was suspended upon the effective date of the delisting of the Common Shares, which was August 7, 2009.

Subject to obtaining the relief sought in this letter, DATATRAK intends to file a Form 15 to suspend both the Company's duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act. The Company intends to deregister its Common Shares and the 1997 Rights under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Company's Common Shares and the 1997 Rights under Section 12(g) of the Exchange Act is expected 90 days after the Company's files and certifies on Form 15 that each class of securities is held of record by fewer than 300 persons. However, under Rule 12g-4(b), the Company's duty to file any reports under Section 13(a) of the Exchange Act solely because of the registration of its Common Shares and the 1997 Rights under Section 12(g) of the Exchange Act is suspended immediately upon the Company's filing of the certification on Form 15. In addition, the Company intends to suspend the its duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3.

Notwithstanding the suspension of the Company's reporting obligation pursuant to Rule 12g-4(b), in the absence of obtaining the relief sought by this letter, Section 15(d) of the Exchange Act would continue to require the Company to file reports for the remainder of fiscal year 2009 because the Company previously filed registration statements under the Securities Act that were automatically updated upon filing of its latest Annual Report on Form 10-K on March 19, 2009.

Under Rule 12h-3(a) and (b), an issuer's duty under Section 15(d) of the Exchange Act to file reports under Section 13(a) of the Exchange Act is suspended immediately upon filing a Form 15 with the Commission if, with respect to the class of securities, the number of record holders is less than 300 persons and the issuer has filed all reports required by Section 13 for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting. As of the date of this letter, the Company satisfies Rule 12h-3(a) and (b)'s requirements, because (i) there are 80 holders of record of the Common Shares, and (ii) the Company has filed all the reports required by Rule 12h-3(a). However, Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through a company's Exchange Act filings. In the absence of Rule 12h-3(c), upon the suspension of the Company's reporting obligations under Section 12(g) of the Exchange Act, the Company would qualify for the suspension of its Section 15(d) reporting obligations pursuant to Rule 12h-3.

Registration Statements

DATATRAK has on file with the Commission the following registration statements on Form S-3 under the Securities Act:

- Form S-3 - File No. 333-142126, filed April 13, 2007, as amended and declared effective on May 14, 2007: This registration statement covers the resale of 2,412,388 Common Shares (including corresponding preferred share purchase rights that, prior to the occurrence of certain events, are not exercisable or evidenced separately from the Common Shares), which includes: (i) 1,986,322 Common Shares acquired by certain selling shareholders pursuant to a purchase agreement, dated March 16, 2007, by and among the Company and such selling shareholders (the "Purchase Agreement"); (ii) 297,948 Common Shares underlying 5-year warrants issued to certain selling shareholders and the placement agents; and (iii) 98,323 Common Shares registered pursuant to a provision of the Purchase Agreement requiring that an additional 30% of all the Common Shares issuable upon exercise of the warrants be registered. The Company was required by the terms of the Purchase Agreement to maintain the effectiveness of this registration statement until May 14, 2009. At no time has an obligation arisen under Section 12 of the Exchange Act to register the above-mentioned warrants.

- Form S-3 - File No. 333-121993, filed January 12, 2005, as amended on March 11, 2005 and declared effective on March 21, 2005: This registration statement covers the resale of 580,577 Common Shares held by certain selling shareholders (including corresponding preferred share purchase rights that, prior to the occurrence of certain events, are not exercisable or evidenced separately from the Common Shares), which includes 94,264 Common Shares issuable upon the exercise of warrants and such indeterminate number of Common shares as may be issuable pursuant to the anti-dilution provisions contained therein. At no time has an obligation arisen under Section 12 of the Exchange Act to register the above-mentioned warrants.

- Form S-3 - File No. 333-108439, filed September 2, 2003 and declared effective on September 18, 2003: This registration statement covers the resale of 657,625 Common Shares held by certain selling shareholders (including corresponding preferred share purchase rights that, prior to the occurrence of certain events, are not exercisable or evidenced separately from the Common Shares), which includes 25,125 Common Shares issuable upon the exercise of warrants and such indeterminate number of Common shares as may be issuable pursuant to the anti-dilution provisions contained therein. At no time has an obligation arisen under Section 12 of the Exchange Act to register the above-mentioned warrants.

- Form S-3 - File No. 333-81554, filed January 29, 2002, as amended on March 28, 2002 and April 16, 2002, and declared effective on May 1, 2002: This registration statement covers the resale of 2,114,766 Common Shares held by certain selling shareholders (including corresponding preferred share purchase rights that, prior to the occurrence of certain events, are not exercisable or evidenced separately from the Common Shares), which includes 192,252 Common Shares issuable upon the exercise of warrants and such indeterminate number of Common Shares as may be issuable pursuant to the anti-dilution provisions therein. At no time has an obligation arisen under Section 12 of the Exchange Act to register the above-mentioned warrants.

On June 25, 2009, the Company filed post-effective amendments to each of the registration statements on Form S-3 identified above, removing from registration any unsold securities under such registration statements. The Commission declared such amendments effective on June 29, 2009.

No sales were made under any of the registration statements on Form S-3 set forth above during fiscal year 2009.

In addition to the above-listed registration statements on Form S-3, DATATRAK also has on file with the Commission the following registration statements on Form S-8: (i) Form S-8, File No. 333-127554, filed August 15, 2005; (ii) Form S-8, File No. 333-118998, filed September 15, 2004; (iii) Form S-8, File No. 333-118997, filed September 15, 2004; (iv) Form S-8, File No. 333-67762, filed August 17, 2001; (v) Form S-8, File No. 333-67764, filed August 17, 2001; (vi) Form S-8, File No. 333-90699, filed November 10, 1999; (vii) Form S-8, File No. 333-26251, filed April 30, 1997; and (viii) Form S-8, File No. 333-16061, filed November 13, 1996. The registration statements described above were updated for purposes of Section 10(a)(3) under the Securities Act by the Company's filing of its latest Annual Report on Form 10-K on March 19, 2009. On August 7, 2009, the Company filed post-effective amendments to each of the registration statements on Form S-8 identified above, removing from registration any unsold securities under such registration statements. Such post-effective amendments to the registration statements on Form S-8 were effective upon filing.

No sales were made under any of the registration statements on Form S-8 set forth above during fiscal year 2009.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company would be eligible to deregister its Common Shares and the 1997 Rights under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing. DATATRAK has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and its Common Shares meet the criteria set forth in Rule 12h-3(b), in that the Common Shares are held of record by less than 300 shareholders.

However, Rule 12h-3(c) provides that the relief provided under Rule 12h-3 is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.[3] As such, a literal interpretation of Rule 12h-3(c) would prevent DATATRAK from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's latest Annual Report on Form 10-K had the technical effect of updating the registration statements described above by reference under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic

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[3] Section 10(a)(3) provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to user of such prospectus or can be furnished by such user without unreasonable effort or expense."

reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). *See also* Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (available January 3, 2008); Mail.com Business Messaging Services, Inc. (available March 27, 2000).

Absent the Company's contractual obligation to maintain the effectiveness of its most recent registration statement on Form S-3, DATATRAK would have been in a position to deregister all of it registration statements prior to them being updated pursuant to Section 10(a)(3) of the Securities Act. The Company's contractual requirement to maintain the effectiveness of this single registration statement would have otherwise terminated in 2008 but for obligations concerning the Common Shares underlying certain significantly underwater warrants issued pursuant to the Purchase Agreement. Had the effectiveness of this registration statement not been maintained through May 14, 2009, DATATRAK would have potentially incurred significant liquidated damages.

DATATRAK submits that if Rule 12h-3(c)'s purpose is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no one has used the subject registration statements during fiscal year 2009.

In its Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.*, Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The continued preparation of periodic reports would impose a financial burden on DATATRAK and would involve significant management efforts. Such burdens and efforts are disproportionate to the number of record holders who are not employees, directors or affiliates of the Company, and disproportionate to the benefits to be derived given the recent delisting of the

Common Shares and resulting limited trading activity, as well as the Company's current financial difficulties.

The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 1988). Furthermore, the Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, Silverstar Holdings, Ltd. (available May 14, 2009); Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

Conclusion

For the foregoing reasons, it is respectfully requested that the Staff confirm that it concurs with the Company's view that the effectiveness of the Company's registration statements on Forms S-3 and S-8 during the fiscal year ending December 31, 2009, will not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend the Company's obligation to file current and periodic reports under Section 15(d) of the Exchange Act, for the fiscal year in which the Company's registration statements either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act, including the suspension of its duty to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously (a) the termination of the registration of its Common Shares and the 1997 Rights under Section 12(g) of the Exchange Act and (b) the suspension of its obligations to file periodic and current reports under Section 15(d) of the Exchange Act.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email. If you have any questions or require additional information, please contact the undersigned at ahall@calfee.com or (216) 622-8667.

Very truly yours,

Arthur C. Hall III